Exhibit 99.7

Fuel Systems’ Co-Founder Responds to ISS Recommendation to Fuel Systems Solutions, Inc. Stockholders

Beneficial Owner of Approximately 8.7% of Outstanding FSS Shares Reiterates his Intent to Vote AGAINST the Amended Merger Agreement

CHERASCO, Italy—(BUSINESS WIRE)—Pier Antonio Costamagna, a co-founder of Fuel Systems Solutions, Inc. (“FSS”) (NASDAQ: FSYS) today reiterated his intent to vote AGAINST the proposed merger of FSS and Westport Innovations, Inc. (“Westport”) (TSX:WPT / NASDAQ:WPRT) and commented on the report issued by Institutional Shareholder Services Inc. (“ISS”) regarding the proposed merger.

Mr. Costamagna commented: “As we approach the shareholder meeting, I feel it is important we objectively consider fundamental facts regarding this flawed merger. First and foremost, the analysis done by J.P. Morgan among other factors shows that the downside risk of rejecting the merger is limited. It is also important to note that FSS had an all-cash offer of $4.5 per share from a Third Party - that was still conducting due diligence – when FSS announced the amended merger agreement.”

“At the same time, the significant and clear risk that Westport could quickly be insolvent severely impacts the future value of the combined entity. Finally, FSS shareholders are not receiving any acquisition premium. Instead the implied offer price is substantially lower than FSS standalone value. For these reasons, I intend to vote against the proposed merger.”

Mr. Costamagna also noted the following issues with the ISS report:

LIMITED DOWNSIDE RISK OF REJECTING THE OFFER

•	First, I believe the downside risk of rejecting the merger is limited due to the standalone value, as computed by J.P. Morgan in its fairness opinion, being higher than the implied offer of $5.05.

J.P. Morgan Standalone Value Estimates for Fuel Systems Solutions (mid-point of high and low)

Per Share
Discounted Cash flow	$14.85
Selected Transaction Analysis	$5.9
Equity Research Estimates	$8

Source: SEC filings

•	FSS shares have underperformed its peers’ since the merger agreement was amended which suggests that its share price might improve if the merger were rejected.

•	It is critical to look at the two companies (PSIX and LR) that comprise the peer set which ISS relied upon to conclude: “the company’s [FSYS] shares would have performed more poorly without the new agreement than with it, and that there may be significant downside risk in rejecting the merger.”

•	My concern with ISS’ analysis and the resulting conclusion is that it assumes FSS’ share price will follow the peer median if the merger is voted down. I believe such an assumption is misplaced as the peer median is disproportionately impacted by PSIX performance. PSIX unlike FSS, has significantly greater exposure to the Oil and Gas space and thereby has been affected by the overall sentiment for the Oil and Gas sector.[1] Additionally, PSIX has debt related concerns that FSS does not (see table below). Given this important distinction, I believe it is highly likely that FSS’ share price will not track its peers’ and fall significantly, as suggested by ISS, if shareholders reject the proposed merger.

		ISS Peer Group
As of 31 March 2016	FSYS	PSIX	LR
	US$mn	US$mn	Euro mn
Cash & ST Investments	49.54	1.5	20.26
Total Debt	0.15	134.51	88.25

Given the above, I believe a better way to compute standalone value or the downside risk is to look at the valuation multiple at which FSS would likely trade if the merger is rejected. Regardless of which multiple is used - EV/Sales or EV/EBITDA (as used by JP Morgan in its fairness opinion), the stand alone value for FSS comes out higher than the implied offer, suggesting limited downside risk.

LIMITED UPSIDE POTENTIAL OF THE PROPOSED MERGER

Insolvency Risk

•	Surprisingly, ISS analysis has no discussion of potential insolvency risk pursuant to the merger. If both the sitting CEO and a senior director (who resigned in protest) did not vote for the merger citing liquidity concerns, it is surprising that ISS did not consider this as a material issue which warranted serious discussion in their analysis.

•	Importantly, even the directors who voted for the merger considered insolvency to be a real risk, as noted under the Reasons for the Merger section of the proxy: “That, even with the proceeds of the First Tranche and the Second Tranche of the Cartesian Financing Agreement, the combined company may be unable to obtain additional needed financing in light of the restrictions contained in the Cartesian Financing Agreement and market conditions and that, as a result, the combined company may become insolvent. Accordingly, the termination of the merger agreement, although with attendant risks, might be more beneficial to Fuel System stockholders than the merger agreement amendment and the Cartesian Amendment.”

[1]	Management Comments from PSIX 1Q2016 earnings announcement “Our first quarter revenues were in line with our expectations and reflected the continued softness in the oil and gas end market; We’ve made meaningful progress with our balance sheet and gained financial flexibility with an amendment to our debt.” - Gary Winemaster, Chief Executive Officer, PSIX

FUTURE GROWTH HIGHLY UNCERTAIN

•	Furthermore, I have serious doubts about Westport’s ability to meet its financial projections, in particular, with ISS’ assessment that “the growth over a more substantial period – in some sense, the real future of the combined company – is expected to come from Westport.”

•	The Westport growth that ISS is relying on would require $150 million of additional capital. It appears unlikely that Westport will be able to raise capital at a reasonable cost considering the first tranche of $17.5 million of Cartesian Financing has an effective interest rate of 23% p.a, despite a historically low interest rate environment.

•	Even if the financing goal was met, Westport projections suggest that its revenue will increase by 4.8x and Adjusted EBITDA by 1.6x over the next five years. The fact that Westport’s revenue fell 14% yoy in 1Q2016 – 4th consecutive quarter of negative growth – and that its share price declined 46% since the merger announcement suggests that the market does not believe in these projections but instead deems Westport to be at a real solvency risk.

STANDALONE ALTERNATIVE – CASH OFFER

•	The ISS analysis of FSS’ standalone options fails to account for the circumstances under which the $4.5 cash offer from a Third Party was received and rejected. The ISS report states: “that proposal was $4.50 in cash per share, which is lower than the current value of the merger consideration and does not include any upside potential from a combination.”

•	The $4.5 offer was received on January 27, 2016 – this offer represented a 14% premium to FSS’ then-share price. More importantly, it was believed that the Third Party who made the cash offer could increase it. As the company’s proxy notes: “the Third Party was continuing to do work with respect to the Third Party Proposal, including whether it could increase the proposed purchase price.” However, On March 6, 2016, FSS announced the amended merger agreement and simultaneously terminated discussions with the Third Party while rejecting its $4.50 offer. The Third Party was yet to make its “best and final” offer.

•	Considering that the Third Party’s initial cash offer represented a reasonable premium, and the fact that it was actively involved in the negotiation process and was yet to make its “best and final offer,” I believe, makes it reasonable to assume that FSS may have received a premium cash offer.

QUESTIONABLE GOVERNANCE

•	ISS’ assessment of FSS’ questionable governance-related behavior is in line with our concerns, which raises the question of why ISS would continue to recommend this transaction when it explicitly states in its report that the Board’s actions are troubling: “Shareholders should be concerned by the board approval process for the amended agreement: it is unusual for a board to have such divergent views on a potential transaction that require minutes of meetings to be amended to highlight the pressure exerted on directors to change their vote, and to have a director resign as a result. The exclusion of the CEO from the final vote, moreover, is just as concerning, since the rationale – that he was an interested party who may not have been aligned with other shareholders – did not appear to be a concern in any prior votes on or discussions of the transaction, until he first voted against it” (emphasis added).

*	Permission was neither sought nor obtained to use excerpts from the ISS report.

Contacts

Abernathy MacGregor

Pat Tucker/Cia Williams

212-371-5999

pct@abmac.com / cew@abmac.com